UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 _____________________
FORM 11-K
 _____________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-3671

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
GENERAL DYNAMICS CORPORATION
401(K) PLAN 6.0

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
GENERAL DYNAMICS CORPORATION
11011 Sunset Hills Road
Reston, Virginia 20190

GENERAL DYNAMICS CORPORATION
401(k) PLAN 6.0
Table of Contents

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
General Dynamics Corporation 401(k) Plan 6.0:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of General Dynamics Corporation 401(k) Plan 6.0 (the Plan) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information
The Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions for the year ended December 31, 2025 and Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2025 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 2016.
McLean, Virginia
June 18, 2026

GENERAL DYNAMICS CORPORATION
401(k) PLAN 6.0
Statements of Net Assets Available for Benefits
December 31, 2025 and 2024

	2025	2024
Assets:
Investments in Master Trust at fair value	$13,218,585,891	$11,267,150,768
Investments in Master Trust at contract value	827,986,143	917,691,161
Notes receivable from participants	209,865,319	192,836,065
Contributions receivable – employer	27,064,800	23,392,330
Total assets	14,283,502,153	12,401,070,324
Liabilities:
Accrued administrative expenses	554,663	524,142
Net assets available for benefits	$14,282,947,490	$12,400,546,182

See accompanying notes to financial statements.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 6.0
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2025

Additions to net assets attributed to:
Participation in net income of Master Trust	$2,120,770,701
Interest income from notes receivable from participants	15,736,765
Contributions:
Rollovers	54,853,419
Participant	537,104,333
Employer	353,394,180
Total contributions	945,351,932
Total additions	3,081,859,398
Deductions from net assets attributed to:
Benefits paid to participants	1,262,754,778
Administrative expenses	3,957,156
Total deductions	1,266,711,934
Net increase prior to transfers	1,815,147,464
Net transfers within Master Trust	67,253,844
Net increase	1,882,401,308
Net assets available for benefits:
Beginning of year	12,400,546,182
End of year	$14,282,947,490

See accompanying notes to financial statements.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 6.0
Notes to Financial Statements
December 31, 2025 and 2024

(1)Plan Description
The following description of the General Dynamics Corporation 401(k) Plan 6.0 (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.
(a)General
The Plan is a defined contribution plan covering eligible employees of General Dynamics Corporation (the Company, Employer, Plan Administrator, or Plan Sponsor) and its subsidiaries. Employees subject to a collective bargaining agreement are not eligible to participate in this Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan participates in the General Dynamics Corporation 401(k) Plan Master Trust (Master Trust) along with certain other plans also sponsored by the Company.
(b)Plan Administration
Fidelity Management Trust Company (Fidelity) holds the Plan’s assets as the Plan’s trustee and Fidelity Workplace Services, LLC is the Plan’s recordkeeper.
(c)Contributions
Employees are eligible to participate in the Plan upon hire or after reaching age 18, whichever is later. Participants may contribute from 1% up to 75% of eligible compensation as pre-tax deferrals, Roth deferrals or after-tax contributions, up to the statutory limits defined by the Internal Revenue Code (IRC). The Plan has an automatic enrollment feature under which new employees who do not make a contrary election as described in the Plan Document will automatically be enrolled in the Plan. The Plan's automatic enrollment deferral rate is 6%. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans (rollovers). The Plan has an Employer matching contribution of 100% of the first 6% of eligible compensation contributed to the Plan. The Plan is intended to be a safe harbor plan as defined in the IRC.
Participants at certain business units may be eligible to receive an Employer discretionary contribution based on a percentage of their eligible compensation or other applicable formula. Effective January 1, 2025, those participants eligible for the Employer discretionary contribution generally must be employed on the last day of the plan year to receive the Employer discretionary contribution. At December 31, 2025 and 2024, $11,416,102 and $11,471,175, respectively, of such discretionary contributions were included as a receivable in the Plan’s financial statements.
(d)Participant Accounts
Each participant directs his or her contributions to be invested in various funds. Changes to investment elections can be made according to Plan rules. Each participant’s account is credited with the participant’s contribution and Employer contributions and allocations of Plan earnings and losses, less an allocation of administrative expenses. The benefit to which a participant is entitled is the vested balance of his or her account.
The assets of the Plan that are invested in the General Dynamics Corporation Common Stock are in a separate fund (the GD Stock Fund) which constitutes an Employee Stock Ownership Plan (an ESOP) under certain sections of the IRC, as amended. Participants are given the right to take a distribution of regularly scheduled dividends of the General Dynamics Corporation Common Stock held in the GD Stock Fund in cash or leave the funds in the Plan to be reinvested in General Dynamics Corporation Common Stock, as provided by the Plan.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 6.0
Notes to Financial Statements
December 31, 2025 and 2024

(e)Vesting
Participants’ contributions and safe harbor Employer contributions and actual earnings thereon are always 100% vested. Vesting in any Employer matching or discretionary contributions varies by business unit and generally does not exceed three years.

(f)Notes Receivable from Participants
The Plan permits active participants to borrow the lesser of (i) $50,000 less the highest outstanding note receivable (or participant loans or loan) balance during the last 12 months, or (ii) 50% of the vested amount in their accounts (subject to limits defined in the Plan Document and under the IRC). Loans are secured by the remaining balance in the participants’ accounts. Participants are required to repay the loan by regular payroll deductions over a period of up to five years. The Plan also offers primary residence loans (with terms up to 20 years). Participants can have up to two loans outstanding at any one time, one of which may be a primary residence loan. Loans are issued at the U.S. prime rate of interest plus 1%. Participant loans are recorded at amortized cost, which is the remaining unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan Document.
(g)Payment of Benefits
Participants are eligible to receive benefit payments upon retirement, death, disability or termination of employment. On termination of service, a participant (or designated beneficiary) may elect to (a) receive a lump‑sum amount equal to the value of the participant’s vested interest in his or her account, (b) roll over the value of the participant’s vested interest in his or her account into an eligible retirement plan, (c) receive periodic (e.g., annual or monthly) fixed-amount or fixed-percent installment payments, or (d) receive a partial distribution of his or her total vested account balance. Active participants may be eligible to receive in‑service or hardship withdrawals, or withdrawals allowed under the IRC for participants that reach age 59½, subject to the provisions in the Plan Document.
(h)Forfeited Accounts
Forfeitures are used to reduce Employer contributions. At December 31, 2025 and 2024, participants’ forfeited nonvested accounts were not material. Forfeitures used during 2025 to reduce Employer contributions were not material.
(i)Net Transfers Within Master Trust
Effective October 1, 2025, certain salaried participants, formerly eligible for the General Dynamics Corporation 401(k) QACA Plan (QACA Plan), became eligible for the Plan. Participant account balances and notes receivable in QACA Plan were transferred to the Plan in the amounts of $63,754,026 and $163,921, respectively.
The remaining net transfers to and from plans within the Master Trust are a result of individual participants transferring jobs within the Company which causes them to become a participant in a different plan that also participates in the Master Trust.
(j)Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity, and credit risks, as well as the risks associated with global events. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 6.0
Notes to Financial Statements
December 31, 2025 and 2024

(2)Summary of Significant Accounting Policies
(a)Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.
(b)Investment Valuation and Income Recognition
The Plan’s investments other than fully benefit-responsive investment contracts (referred to herein as guaranteed investment contracts or GICs) are reported at fair value. Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Contract value is the relevant measure for the Plan’s GICs because contract value is the amount Plan participants generally receive when executing transactions under the terms of the contract and Plan provisions.
Purchases and sales of investments are recorded on the trade date. Participation in net income of the Master Trust and investment income (loss) consists of dividend income, interest income, and net appreciation (depreciation) in the fair value of investments. Dividends are recognized on the ex‑dividend date, the date on which an entity or an individual must own the stock to receive the pending dividend. Interest income is recorded on an accrual basis. Net appreciation (depreciation) includes the gains and losses on investments bought and sold as well as held during the year.
(c)Investment Concentrations
Through its investment in the Master Trust, the Plan holds shares of General Dynamics Corporation Common Stock representing approximately 14% of its investments as of December 31, 2025 and 2024.
(d)Payment of Benefits
Benefits are recorded when paid.
(e)Use of Estimates
The preparation of financial statements in accordance with U.S. generally accepted accounting principles (U.S. GAAP) requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.
(f)Administrative Expenses
The Master Trust generally pays the administrative expenses of the Plan. The Plan Document provides that the Company may reimburse the Plan for administrative expenses. Administrative expenses reimbursed by the Company were not material for the year ended December 31, 2025.
Company employees perform certain administrative functions that are not reimbursed by the Master Trust. The Plan Document provides that the Company is entitled to reimbursement for these and certain other costs incurred on behalf of the Plan. The Company did not seek nor receive reimbursement for any costs in 2025.
Administrative expenses included in the Statement of Changes in Net Assets Available for Benefits are expenses that have been specifically identified as expenses of this Plan. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 6.0
Notes to Financial Statements
December 31, 2025 and 2024

(3)Tax Status
The Internal Revenue Service (IRS) issued a favorable determination letter on December 13, 2017, indicating that the Plan is a qualified plan under Section 401(a) of the IRC. The Plan is exempt from federal income tax under Section 501(a) of the IRC. Although the Plan has been amended subsequent to the date of the latest determination from the IRS, the Plan Sponsor and the Plan’s counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. There are currently no audits in progress for any tax periods. Under the applicable IRS statute of limitations, the Plan is no longer open to income tax examinations for years prior to 2022.

(4)Investments
(a)General
The Plan’s investments are held by the Master Trust, which was established for the investment of the Plan’s assets and the assets of certain other plans also sponsored by the Company. Net assets and participation in the net income (loss) of the Master Trust are allocated to the participating plans according to each plan’s participants’ investment elections and earnings and losses thereon.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 6.0
Notes to Financial Statements
December 31, 2025 and 2024

The following table presents the net assets of the Master Trust and the Plan's interest in the Master Trust as of December 31, 2025:

	Master Trust Balances	Plan's Interest in Master Trust Balances
Investments, at fair value
Participant-directed brokerage accounts	$1,434,789,053	$879,054,878
General Dynamics Corporation common stock	4,620,991,283	2,004,631,509
Investments in other equity securities	1,949,909,396	1,183,247,789
Registered investment companies	159,953,112	78,722,221
Interest bearing cash	59,218,212	29,048,723
Overnight deposit accounts	19,860,221	12,112,260
Collective trusts	16,240,201,229	8,969,671,448
Fixed-income securities:
US government	57,127,990	28,673,782
Mortgage and asset-backed	29,403,943	14,758,480
Foreign government	5,131,051	2,575,386
Corporate debt	34,127,949	17,129,561
Total investments, at fair value	24,610,713,439	13,219,626,037
Investments, at contract value
Synthetic GICs	1,881,240,870	827,986,143
Non-interest bearing accounts	1,154,463	558,475
Net pending trades payables and interest receivable	(2,793,266)	(1,598,621)
Net assets of Master Trust	$26,490,315,506	$14,046,572,034

GENERAL DYNAMICS CORPORATION
401(k) PLAN 6.0
Notes to Financial Statements
December 31, 2025 and 2024

The following table presents the net assets of the Master Trust and the Plan's interest in the Master Trust as of December 31, 2024:

	Master Trust Balances	Plan's Interest in Master Trust Balances
Investments, at fair value
Participant-directed brokerage accounts	$1,184,207,393	$703,824,268
General Dynamics Corporation common stock	3,946,210,540	1,664,880,060
Investments in other equity securities	2,147,981,194	1,295,096,232
Registered investment companies	217,045,032	115,414,165
Interest bearing cash	54,350,752	25,716,322
Overnight deposit accounts	26,917,938	16,084,165
Collective trusts	13,497,262,839	7,296,913,569
Fixed-income securities:
US government	116,145,461	66,114,979
Mortgage and asset-backed	62,918,508	35,815,914
Foreign government	6,170,183	3,512,333
Corporate debt	86,561,840	49,274,713
Total investments, at fair value	21,345,771,680	11,272,646,720
Investments, at contract value
Synthetic GICs	2,067,192,778	917,691,161
Non-interest bearing accounts	1,297,855	580,512
Net pending trades payables and interest receivable	(10,794,865)	(6,076,464)
Net assets of Master Trust	$23,403,467,448	$12,184,841,929
The following table presents the changes in net assets of the Master Trust for the year ended December 31, 2025:

Investment income:
Net appreciation in fair value of investments	$3,866,836,582
Interest and dividends	209,217,420
Total investment income	4,076,054,002

Net transfers	(989,205,944)

Net increase	3,086,848,058

Net assets:
Beginning of year	23,403,467,448
End of year	$26,490,315,506
The net appreciation for the Master Trust is net of investment manager fees.
(b)Fully Benefit-Responsive Investment Contracts
During 2025, the fully benefit-responsive synthetic investment contracts and wrappers with Metropolitan Life Insurance Company (MetLife) held in the Master Trust were terminated and the Master Trust entered into new fully benefit-responsive synthetic investment contracts with various

GENERAL DYNAMICS CORPORATION
401(k) PLAN 6.0
Notes to Financial Statements
December 31, 2025 and 2024

wrapper providers (Issuers). The fully benefit-responsive synthetic investment contracts are reported at contract value, which is generally the amount a participant would receive if he or she would initiate a withdrawal or transfer from the contract under the provisions of the Plan. Contract value represents contributions made to the contract, plus earnings, less participant withdrawals and administrative expenses. Each synthetic investment contract consists of a wrapper and underlying investments primarily in collective trusts holding debt securities.
The wrapper contracts provide participants with a stable, fixed-rate of return on investments, and protection of principal from changes in market interest rates. The financial strength rating from Standard & Poor’s at December 31, 2025, for the various wrapper providers was A+ or better. The crediting interest rate resets monthly and is based on an agreed‑upon formula with the Issuers but cannot be less than zero. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the difference between the fully benefit-responsive investment contracts' book and market values; the amount and timing of Participant contributions; transfers and withdrawals into/out of the fully benefit-responsive investment contracts; and the duration of the underlying investments backing the fully benefit-responsive investment contracts. Participants will receive the principal and accrued interest upon withdrawal for events such as transfers to other Plan investment options or payments for retirement, termination of employment, disability, death and in‑service withdrawals, as permitted by the Plan.
The investment contracts specify certain conditions under which distributions from each contract would be payable at amounts below contract value. Such circumstances include termination or merger of the Master Trust, premature contract termination initiated by the Company, and certain other Company‑initiated events that result in distributions exceeding a set amount. The contracts limit the circumstances under which the Issuers may terminate the contract. Examples of circumstances which would allow an Issuer to terminate the contract include the loss of the qualified status of a Plan in the Master Trust, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plans in the Master Trust. If one of these events were to occur, an Issuer could terminate the contract at an amount less than contract value. No such events occurred related to the termination of the prior MetLife contracts and the contracts did not transact at less than contract value. Currently, Plan management believes that the occurrence of an event that would cause the Master Trust to transact contract distributions at less than contract value is not probable.
(c)Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:
•Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
•Level 2 - Inputs to the valuation methodology include:
•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the assets or liabilities;
•Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 6.0
Notes to Financial Statements
December 31, 2025 and 2024

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
•Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025 and 2024:
General Dynamics Corporation Common Stock, Investments in Other Equity Securities, Interest Bearing Cash and Overnight Deposit Accounts: Valued at the closing price reported on the active market in which the individual securities are traded (Level 1).
Registered Investment Companies: Valued at the closing price reported on the active market in which the individual securities are traded (Level 1). The fair values of private mutual funds are determined using the net asset value as provided by the fund managers (Level 2). Investments in the private mutual funds are redeemable daily at net asset value and there are no restrictions on redemptions.
Participant-Directed Brokerage Accounts: The fair values of interest-bearing cash, mutual funds, common stocks, and units of exchange traded funds are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1). The fair values of certificates of deposit are based on current bid prices (Level 2). The accounts also hold corporate debt which is valued at the most recent bid prices (sales prices if their principal market is an exchange) in the principal market in which they are traded, as determined by recognized dealers in such securities, or are valued on the basis of information provided by a pricing service (Level 2). Government securities are valued based on institutional bid evaluations (Level 2).

Corporate Debt and Mortgage and Asset-Backed Securities: Valued at their most recent bid prices (sales prices if their principal market is an exchange) in the principal market in which such securities are traded, as determined by recognized dealers in such securities, or are valued on the basis of information provided by a pricing service (Level 2).
Government Securities: These securities are valued based on institutional bid evaluations (Level 2).
Units of Collective Trusts: The fair values of these private investment securities are determined using the net asset value as provided by the fund managers (Level 2). Investments in collective trusts are redeemable daily at net asset value and there are no restrictions on redemptions.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 6.0
Notes to Financial Statements
December 31, 2025 and 2024

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2025 and 2024:

	Fair value	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2025:
Participant-directed brokerage accounts	$1,434,789,053	$1,389,462,938	$45,326,115	$—
General Dynamics Corporation common stock	4,620,991,283	4,620,991,283	—	—
Investments in other equity securities	1,949,909,396	1,949,909,396	—	—
Registered investment companies	159,953,112	114,989,654	44,963,458	—
Interest bearing cash	59,218,212	59,218,212	—	—
Overnight deposit accounts	19,860,221	19,860,221	—	—
Collective trusts	16,240,201,229	—	16,240,201,229	—
Fixed-income securities:
US government	57,127,990	—	57,127,990	—
Mortgage and asset-backed	29,403,943	—	29,403,943	—
Foreign government	5,131,051	—	5,131,051	—
Corporate debt	34,127,949	—	34,127,949
Total investments, at fair value	$24,610,713,439	$8,154,431,704	$16,456,281,735	$—

	Fair value	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2024:
Participant-directed brokerage accounts	$1,184,207,393	$1,145,578,367	$38,629,026	$—
General Dynamics Corporation common stock	3,946,210,540	3,946,210,540	—	—
Investments in other equity securities	2,147,981,194	2,147,981,194	—	—
Registered investment companies	217,045,032	116,926,263	100,118,769	—
Interest bearing cash	54,350,752	54,350,752	—	—
Overnight deposit accounts	26,917,938	26,917,938	—	—
Collective trusts	13,497,262,839	—	13,497,262,839	—
Fixed-income securities:
US government	116,145,461	—	116,145,461	—
Mortgage and asset-backed	62,918,508	—	62,918,508	—
Foreign government	6,170,183	—	6,170,183	—
Corporate debt	86,561,840		86,561,840
Total investments, at fair value	$21,345,771,680	$7,437,965,054	$13,907,806,626	$—

(5)Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, each participant will automatically become vested in his or her unvested Employer contributions.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 6.0
Notes to Financial Statements
December 31, 2025 and 2024

(6)Party‑in‑Interest Transactions
The Plan may, at the discretion of the Plan’s participants or via the Employer matching contribution, invest through the Master Trust an unlimited amount of its assets in the Company’s common stock. The Master Trust held 13,725,738 and 14,976,440 shares of the Company’s common stock as of December 31, 2025 and 2024, respectively. Dividends earned by the Master Trust on the Company’s common stock were $85,788,035 for the year ended December 31, 2025.
The Plan also invests, through the Master Trust, in investment funds managed by the trustee or affiliates of the trustee of the Plan or by one of its investment managers. In addition, the Plan invests, through the Master Trust, in common stocks and fixed-income securities of certain of its service providers which are also considered party-in-interest investments. These transactions qualify as exempt party-in-interest transactions. Fees paid to other service providers also qualify as exempt party-in-interest transactions.
Notes receivable from participants are also considered exempt party-in-interest transactions.

(7)Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits at December 31, 2025 and 2024, as reported in the financial statements to the Form 5500:

	2025	2024
Net assets available for benefits as reported in the financial statements	$14,282,947,490	$12,400,546,182
Delinquent notes receivable in financial statements recorded as deemed distributions in the Form 5500	(6,120,070)	(6,064,130)
Net assets available for benefits as reported in the Form 5500	$14,276,827,420	$12,394,482,052
The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2025, as reported in the financial statements to the net increase in net assets reported in the Form 5500:

Net increase in net assets per financial statements	$1,882,401,308
Deemed distributions of participant loans reported in the 2025 Form 5500	(6,120,070)
Deemed distributions of participant loans reported in the 2024 Form 5500	6,064,130
Net increase in net assets per the Form 5500	$1,882,345,368

(8)Subsequent Events
Plan management has evaluated subsequent events for recognition and disclosure through June 18, 2026, which is the date the financial statements were issued. No events were deemed relevant for disclosure.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 6.0
Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions
Year ended December 31, 2025

Participant contributions transferred late to plan	Total that constitute nonexempt prohibited transactions: $3,080			Total fully corrected under VFCP and PTE 2002-51
Check here if late participant loan repayments are included [ x ]	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP
2024	$119	$2,961	$—	$—

See accompanying Report of Independent Registered Public Accounting Firm.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 6.0
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2025

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral par or maturity date	(d) Cost	(e) Current value
*	Participant Loans	Interest Rates (3.23-9.5%) with maturities through December 2045	#	$203,745,249

*	Party-in-interest
#	Cost information omitted for participant directed investments
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL DYNAMICS CORPORATION

As Plan Administrator of the General Dynamics Corporation 401(k) Plan 6.0

by	/s/ Shane Berg
Shane Berg Senior Vice President Human Resources, Strategy, and Administration
Dated: June 18, 2026